UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of May, 2011
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)
     Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: May 12, 2011	Signed:	/s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY LIMITED
REPORT ON VOTING RESULTS
(Section 11.3 of National Instrument 51-102)
This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the “Meeting”) of Canadian Pacific Railway Limited (the “Corporation”) held on May 12, 2011, in Calgary, Alberta:
1.	Appointment of Auditors — Deloitte & Touche LLP were appointed auditors of the Corporation by a resolution passed on a show of hands vote. Proxies received were 109,010,809 (99.87%) votes in favour and 144,572 (0.13%) withheld.
2.	Election of Directors — The result of the ballot taken at the Meeting with respect to the thirteen nominees for election as directors, as set forth in the Corporation’s Management Proxy Circular dated March 24, 2011, is reported in the table below. The thirteen nominees were elected as directors by a resolution passed by a show of hands vote.

		% votes	Votes	% votes
Nominee	Votes For	For	Withheld	Withheld
John E. Cleghorn	104,580,354	99.48	546,466	0.52
Tim W. Faithfull	104,937,032	99.82	189,788	0.18
Richard L. George	104,800,247	99.69	326,568	0.31
Frederic J. Green	104,668,289	99.56	458,531	0.44
Krystyna T. Hoeg	104,449,854	99.36	676,966	0.64
Richard C. Kelly	104,486,778	99.39	640,037	0.61
The Hon. John P. Manley	104,405,279	99.31	721,541	0.69
Linda J. Morgan	104,960,900	99.84	165,920	0.16
Madeleine Paquin	104,447,414	99.35	678,481	0.65
Michael E.J. Phelps	104,422,848	99.33	703,972	0.67
Roger Phillips	104,806,148	99.70	320,571	0.30
David W. Raisbeck	104,945,620	99.83	181,200	0.17
Hartley T. Richardson	104,110,228	99.03	1,016,592	0.97

3.	Approval of Amendment, Restatement and Reconfirmation of the Shareholder Rights Plan — The result of the ballot taken at the meeting on the resolution to approve the amendment, reconfirmation, and restatement of the Corporation’s Shareholder Rights Plan was as follows:
102,383,140 (97.42%) votes in favour and 2,713,885 (2.58%) votes against.

4.	Approval of Amendments to the Management Stock Option Incentive Plan — The result of the ballot taken at the meeting on the resolution to approve the amendment to the Corporation’s Management Stock Option Incentive Plan was as follows:
92,469,832 (87.99%) votes in favour and 12,627,287 (12.01%) votes against.
5.	Acceptance of the Corporation’s Approach to Executive Compensation — The result of the ballot taken at the meeting with respect to the advisory vote accepting the Corporation’s approach to executive compensation was as follows:
101,972,817 (97.03%) votes in favour and 3,123,724 (2.97%) votes against.
Calgary, Alberta, May 12, 2011.

Canadian Pacific Railway Limited
By:	/s/ Karen Fleming
Karen Fleming, Corporate Secretary